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                            February 23, 2023

       Janesh Moorjani
       Chief Financial Officer
       Elastic N.V.
       800 West El Camino Real, Suite 350
       Mount View, CA 94040

                                                        Re: Elastic N.V.
                                                            Form 10-K for the
Fiscal Year ended April 30, 2022
                                                            Filed June 21, 2022
                                                            File No. 001-38675

       Dear Janesh Moorjani:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year ended April 30, 2022

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Critical Accounting Policies and Estimates
       Revenue Recognition, page 66

   1. We note the second risk factor disclosure on page 35 explaining that you are dependent upon lead generation
strategies, including offering free use of some of your product features and free
trials of some of your paid features.

                                                        You also have
disclosures under Our Growth Strategies on page 6, indicating that you plan to expand your
customer base by acquiring new customers, and that one of the easiest ways to acquire
customers is by offering free trials; also under Key Factors Affecting Our
                                                        Performance on page 55,
stating that your financial performance depends on growing your paid customer base by
converting free users of your software into paid subscribers.
 Janesh Moorjani
Elastic N.V.
February 23, 2023
Page 2
         Please expand your disclosure on page 66 to describe the accounting policy applied in determining when free product features or trials would be sales incentives and when free product features or trials would be part of a contract with a customer, if the customer becomes a paid subscriber before the free service or free trial period ends.

         Also discuss any assumptions and uncertainties involved in the application of that policy consistent with the guidance in Section V of SEC Release No. 33-8350. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Gus Rodriguez, Staff
Accountant, at 202-551-3752 with any questions.



FirstName LastNameJanesh Moorjani                             Sincerely,
Comapany NameElastic N.V.
                                                              Division of
Corporation Finance
February 23, 2023 Page 2                                      Office of Energy
& Transportation
FirstName LastName